January 4, 2013

Mr. Andrew Mew

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: Sonic Automotive, Inc. – Comment Letter dated December 20, 2012

Dear Mr. Mew:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated December 20, 2012. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, F-3

1.	We refer you to Rule 5-02-20 & 24 of Regulation S-X. Please tell us and provide a tabular disclosure within a footnote showing the nature of various components along with their quantified amounts recorded within the Other Accrued Liabilities and Other Long-Term Liabilities line items, or advise us why you are not required to do so.

Regulation S-X requires separate disclosure of amounts within Other Current (Accrued) Liabilities in excess of 5% of Total Current Liabilities. The table below shows the nature and amounts of various components of Other Accrued Liabilities and their respective amounts as a percentage of Total Current Liabilities. As none of the individual components exceeds 5% of Total Current Liabilities, we do not believe that we are required to make any additional disclosure related to these balances. In the event that any of these components exceeds 5% of Total Current Liabilities in future periods, or are otherwise deemed significant to readers of the financial statements, we will provide separate disclosure in the notes to the financial statements.

	Balance at December 31,		% of Total Current Liabilities at December 31,
Description	2011	2010	2011	2010
Accrued Bonus, Commission & Wages	$41,105	$41,207	3.6%	3.7%
Sales Taxes Payable	21,124	20,320	1.8%	1.8%
Accrued Garage, Worker’s Comp and Derivative Liability	20,144	16,684	1.7%	1.5%
Accrued Employee Benefits	10,375	10,077	0.9%	0.9%
Customer Deposits and We Owes	9,126	7,819	0.8%	0.7%
License and Title Fees Payable	8,819	7,466	0.8%	0.7%
Income Taxes Payable	7,846	2,514	0.7%	0.2%
Accrued Real Estate and Property Taxes	7,492	7,059	0.6%	0.6%
Chargeback & Legal Reserves	6,023	6,218	0.5%	0.6%
Lease Exit Accruals	5,456	6,635	0.5%	0.6%
Accrued Payroll Tax Withholdings	5,389	4,855	0.5%	0.4%
Accrued Advertising	4,034	3,453	0.3%	0.3%
Deferred Revenue	847	979	0.1%	0.1%
Other Accruals	29,927	25,477	2.6%	2.3%

Total Other Accrued Liabilities	$177,707	$160,763	15.4%	14.5%

Total Current Liabilities	$1,156,675	$1,105,587	100.0%	100.0%

Regulation S-X requires separate disclosure of amounts within Other (Long-Term) Liabilities in excess of 5% of Total Liabilities. The table below shows the nature and amounts of various components of Other Long-Term Liabilities and their respective amounts as a percentage of Total Liabilities. As none of the individual components exceeds 5% of Total Liabilities, we do not believe that we are required to make any additional disclosure related to these balances. In the event that any of these components exceeds 5% of Total Liabilities in future periods, or are otherwise deemed significant to readers of the financial statements, we will provide separate disclosure in the notes to the financial statements.

	Balance at December 31,		% of Total Current Liabilities at December 31,
Description	2011	2010	2011	2010
Accrued Garage, Worker’s Comp & Derivative Liability	$35,228	$32,675	1.9%	1.8%
Lease Exit Accruals	33,662	36,899	1.9%	2.1%
LT Tax Liability—FIN 48	18,134	27,099	1.0%	1.5%
Deferred Compensation Liability	14,528	12,213	0.8%	0.7%
Chargeback & Legal Reserves	12,398	14,196	0.7%	0.8%
GM Bonus Accrual	3,983	3,328	0.2%	0.2%
Deferred Revenue	1,623	1,427	0.1%	0.1%
Other Long-Term Liabilities	4,645	6,244	0.3%	0.3%

Total Other Long-Term Liabilities	$124,201	$134,081	6.8%	7.5%

Total Liabilities	$1,816,887	$1,786,069	100.0%	100.0%

2.	Please tell us and disclose the amount of cash overdrafts as of December 31, 2011, 2010 and 2009, as well as where these amounts are classified on the consolidated balance sheets and consolidated statements of cash flows.

We had a book overdraft balance at December 31, 2011 of $18.9 million. We were not in an overdraft position at December 31, 2009 or 2010. The credit balance in 2011 was classified within the “trade accounts payable” balance in our consolidated balance sheet. The effect of the classification in our consolidated statements of cash flows was through changes in “trade accounts payable and other liabilities” within cash flows from operating activities. We chose this classification as we were in a book overdraft position rather than a bank overdraft position.

Consolidated Statements of Cash Flows, page F-7

3.	We note your net presentation of (repayments) borrowings on notes payable floor plan – non-trade within the Financing Activities section of the Consolidated Statements of Cash Flows. Please explain how this line item meets the criteria for net presentation within the Consolidated Statements of Cash Flows. See FASB ASC 230-10-45-7 through 230-10-45-9.

The borrowing and repayments related to floor plan financings originate and are repaid based on vehicle purchases and sales. Based on the way we manage our vehicle inventories, these inventories (which are associated with our notes payable floor plan) turn approximately 7.6 times a year (based on 2011 new and used vehicle cost of sales and average inventory between 2011 and 2010). This would imply that the floor plan notes would be paid off in less than 2 months. ASC 230-10-45-8 indicates that for certain items, net presentation is acceptable if “the turnover is quick, the amounts are large, and the maturities are short.”

Because we incur floor plan financing on the majority of our vehicle inventory, we would expect the gross borrowings reported in any given period to approximate our new and used vehicle cost of sales in our income statement. We would also expect gross repayments to approximate the same as we are required to repay amounts borrowed once a vehicle is sold. The result would be gross borrowings and repayments on notes payable floor plan – non-trade which would be in excess of $2.5 billion annually. We believe in this instance, the net presentation of these balances is more meaningful to the reader of the financial statements and net reporting is appropriate under the guidance of ASC 230-10-45-7 through 230-10-45-9.

In addition, our presentation of the “net (repayments) borrowings on notes payable floor plan – non-trade” within financing activities is consistent with the net presentation of “notes payable – floor plan – trade” in the operating activities section of the statement of cash flows. The only difference between these two lines is that one of the lines captures the floor plan activity where the counterparties are our manufacturer-controlled finance companies (in operating activities) and the other counterparties are financial institutions that do not provide us with the associated inventory (in financing activities).

Finally, these borrowings and repayments are occurring on a daily basis as vehicles are purchased from manufacturers and sold to customers. We do not believe the knowledge of gross receipts and payments related to notes payable floor plan activity is necessary for the reader of our financial statements to understand our operating, investing and financing activities.

Note 11. Fair Value Measurements, page F-36

4.	We note your presentation of assets or liabilities measured at fair value on a non-recurring basis on page F-36, as well as your disclosure of immaterial impairment charges recorded related to certain assets within Property and Equipment on page F-16. However, the amounts presented on page F-36 appear to represent carrying amounts of the corresponding assets and liabilities accounts based on the balance sheets on page F-3 rather than their respective fair values. If so, please clarify by revising your disclosure that they are not recorded at fair value or revise by providing the required disclosure pursuant to ASC 820-10-50-5(a).

You are correct, the balances listed in the table related to assets and liabilities measured at fair value on a non-recurring basis are the historical carrying values of those items listed adjusted for any impairment charges recorded. To avoid confusion related to the introductory sentence to the table, in future filings we will clarify this introductory paragraph as follows:

“The carrying value of assets or liabilities measured at fair value on a non-recurring basis but not completely adjusted to fair value in the accompanying Consolidated Balance Sheets as of December 31, 20XX are included in the table below. Certain components of long-lived assets held and used have been adjusted to fair value through impairment charges as discussed in Note 4.”

Ratio of Earnings to Fixed Charges, Exhibit 12.1

5.	We note your calculation of fixed charges excludes interest expense associated with floor plan interest. Please tell us how the exclusion of floor plan interest complies with paragraph (A) within the instructions to Item 5-03(d) of Regulation S-K. Additionally, please provide us with a reconciliation of the reported amount of Interest expense, excluding floor plan interest included on Exhibit 12.1 to that within the consolidated statement of income on page F-4.

We have historically excluded floor plan interest expense in this calculation because it has been our understanding through interactions with debt holders, rating agencies and our banks that they view floor plan debt and the related interest expense differently from our other debt instruments. Accordingly, our consolidated fixed charge coverage ratio covenant associated with our revolving credit facility excludes the effects of floor plan debt. A reconciliation of the amount of reported as interest expense, excluding floor plan interest expense is included below.

	For the year ended December 31,
	2011	2010	2009	2008	2007
Interest expense, excluding floor plan interest	$71,255	$79,032	$92,897	$72,417	$47,330
Interest (expense) income included in discontinued operations	(3,089)	(3,892)	(2,165)	(2,732)	2,886

Total interest expense, continuing operations	$68,166	$75,140	$90,732	$69,685	$50,216

Continuing Operations:
Interest expense, other, net	$60,682	$63,343	$78,284	$58,981	$40,318
Interest expense, non-cash, convertible debt	6,724	6,914	679	10,704	9,898
Interest expense / amortization, non-cash, cash flow swaps	760	4,883	11,769	—	—

Total	$68,166	$75,140	$90,732	$69,685	$50,216

Note: FY 2007 interest (expense) income included in discontinued operations includes interest income related to wholly owned finance entity sold in 2007.

We do not believe the change in the ratio of earnings to fixed charges caused by the inclusion of floor plan interest expense requires an update of the ratios of earnings to fixed charges contained in our Registration Statement on Form S-4 (File No. 183709) (the “Registration Statement”) for two primary reasons. First, the percentage change in the ratios of earnings to fixed charges for the periods ended December 31, 2011, 2010 and 2009 is less than 10%. Second, we do not believe the change in the deficiency of earnings available to cover fixed charges for the period ended December 31, 2008 or the ratio of earnings to fixed charges for the period ended December 31, 2007 is material to a noteholder’s decision of whether to accept or reject the offer to exchange in light of the total mix of information contained in, or incorporated by reference into, the Registration Statement.

Nevertheless, we will prospectively include floor plan interest expense in our ratio of earnings to fixed charges contained in our future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Unaudited Condensed Consolidated Statement of Stockholders’ Equity, page 6

6.	We note your presentation of a reduction in Paid-In Capital to derecognize the equity component of your 5.0% Convertible Notes on page 6 as well as your discussion of the repurchase of the 5.0% Convertible Notes on pages 13 and 14. Please explain to us and disclose in further detail how you accounted for the repurchase under GAAP including the relevant literature you relied upon and provide us with supporting journal entries. Please be detailed in your response.

We followed the derecognition guidance contained in ASC 470-20-40. Specifically, we followed the cash conversion criteria in ASC 470-20-40-19 and 20. These provisions require the fair value of the consideration transferred to the holder to be allocated between the liability and equity components of the 5.0% Convertible Notes (the “5% Notes”). We allocated a portion of the settlement consideration to the liability component equal to the fair value of the liability component immediately before extinguishment.

The consideration paid to the holders of the notes consisted of cash of $164.9 million and 4,074,905 shares of common stock. The fair value of the common stock issued was estimated to be $67.9 million (4,074,905 shares times $16.6554/share) based on a volume weighted average (“VWAP”) formula in our registration statement on Form S-4 (Reg. No. 333-182307). Total consideration for the repurchase of $155.1 million of principal related to the 5% Notes was $232.8 million.

We estimated the fair value of the liability component consistent with the guidance in ASC 470-20-30-27 by measuring the fair value of a similar liability that does not have an associated equity component. We utilized the income approach (e.g., discounted cash flows) to estimate the fair value. The income approach requires an estimate of a “non-convertible borrowing rate” in order to discount the cash flows. We estimated our non-convertible borrowing rate based on an analysis of (1) comparable company debt (similar maturity dates and credit ratings), (2) a U.S. aggregate bond index and (3) our own publicly-traded bonds.

Based on the income approach valuation, we estimated the fair value of the liability component to be $156.7 million immediately before the extinguishment.

Immediately prior to extinguishment, the recorded carrying values of associated accounts were as follows:

(amounts in thousands)	Carrying Value
5% Convertible Notes	$(155,050)
Unamortized debt discount and deferred loan costs	16,796

Net Carrying Value	$(138,254)

A summary of the journal entries recorded is provided below:

	(amounts in thousands)
Account	DR	CR	Discussion
5% Convertible Notes	$155,050		Remove notes from balance sheet
Unamortized debt discount and deferred loan costs		$16,796	Write off discount and fees
Cash		$164,896	Cash paid
Loss on debt extinguishment (156,726-138,254)	$18,473		Fair value less carrying value
APIC—stock issuance (4,074,905 times $16.6554)		$67,869	Fair value of stock issuance
APIC—conversion option	$76,038		Excess FV given over book value
APIC—conversion option tax effect	$662		Tax effect of APIC
Deferred income tax liability		$662	Offset of APIC Tax effect
Loss on debt extinguishment	$1,425		Expenses allocated to debt
Cash (expenses related to debt component)		$1,425	Cash expenses allocated
APIC—stock issuance	$333		Expenses allocated to equity
Cash (expenses related to equity component)		$333	Cash expenses allocated
	$251,981	$251,981

Amounts correspond to the following financial statement line items:

Statement of Stockholders’ Equity
Issuance of Common Stock (67,869 – 333)	$67,536
Derecognition of Equity Component (76,038 + 662)	$(76,701)

Statement of Cash Flows
Cash Flows from Operating Activities
(Gain) Loss on Retirement of Debt (18,473 + 1,425)	$19,898
Cash Flows from Financing Activities
Repurchase of Debt Securities	$(164,896)
Supplemental Schedule of Non-Cash Financing Activities
Issuance of common stock as consideration for debt extinguishment	$(67,869)

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call C.G. Saffer, the Company’s Vice President and Chief Accounting Officer, with any questions at 704-566-2439.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ David P. Cosper

David P. Cosper

Vice Chairman and Chief Financial Officer

cc:	Stephen K. Coss

C.G. Saffer

Thomas H. O’Donnell, Jr.